Exhibit 4.11

Commerzbank AG, DomstraRe 18, 20095 Hamburg, Germany	NCA Deutsche Schiffsbank

Star Bulk Carriers Corp.	Claas Ringleben & Christiane Lippert
Attn.: Petros Pappas & Spyros Capralos	Postal address:
& Simos Spyrou	Domstralle 18, 20095 Hamburg, Germany
40 Ag. Konstantinou Str.	Telephone +49 40 37699 653 / - 652
15124 Maroussi, Athens	Fax +49 40 37699 649
claas.rinolebenacommerzbank.com
christiane.lippert@commerzbank.com

GREECE

December 17, 2012

Commitment Letter
Restructuring of USD 120 million Credit Facility for 5 Supramax bulk carriers dated 27th Dec 2007 and of USD 26 million Credit Facility for a Capesize bulk carrier dated 3rd September 2010

Dear Petros, Spyros and Simos,

We are pleased to inform you that we have obtained board approval to submit to your goodselves a binding offer for the restructuring of the above mentioned credit facilites. Set forth below is a summary of the main terms and conditions of the restructuring, and the entering into such commitment or the making of our offer shall be subject to satisfactory execution of legal documentation acceptable to us.
We have noted the main characteristics of the vessels as follows:

Vessels A (USD 120m facility)
m/v Star Delta, a 2000-built Supramax bulk carrier of 52,434 dwt, currently trading spot, m/v Star Epsilon, a 2001-built Supramx bulk carrier of 52;434 dwt, currently trading spot, m/v Star Gamma, a 202-built Supramax bulk carrier of 52,500 dwt, currently under period charter to Cargill International until July 2013,

m/v Star Theta, a 2003-built Supramx bulk carrier of 52,425 dwt, currently trading spot,
m/v Star Zeta, a 2003-built Supramx bulk carrier of 52,994 dwt, currently trading spot
Vessel B (USD26m facility)	m/v Star Aurora, a 2000-built Capesize bulk carrier of 171,199 dwt, currently under period charter to Rio Tinto until July 2013

(each a "Vessel", and all together the "Vessels")

Part 1: The Parties:

Borrowers	Star Delta LLC., Star Epsilon LLC., Star Gamma LLC., Star Theta LLC., Star Zeta LLC., Star Aurora LLC.

Owner/ Guarantor	Star Bulk Carriers Corp.

Chairman of the Supervisory Board: Klaus-Peter Müller	Commerzbank Aktiengesellschaft, Frankfurt am Main
Board of Managing Directors: Martin Blessing (Vorsitzender/Chairman),	Registered Office: Frankfurt am Main Reg.No. 32000
Frank Annuscheit, Markus Beumer, Stephan Engels, Jochen Klõsges	VAT No. DE 114 103 514
Michael Reuther, Stefan Schmittmann, Ulrich Sieber, Martin Zielke

Manager:	Star Bulk Carriers Corp.

Agent, Lender:	Commerzbank AG, Hamburg / Germany,
with the right to transfer all or part of the commitment / contribution to other banks, financial institutions or other third parties reasonably acceptable to the owners.

Part 2: The Restructuring Terms:

Terms, other than those explicitly referred to herein, shall remain unchanged and in full force and effect in accordance with the original terms of the Credit Facilities dated 27th Dec 2007 and 3rd September 2010 respectively.

Equity Contribution	Equity contribution of USD 30 million, to be injected on 31st March 2013 at latest. (=Condition Subsequent).

Prepayment	Prepayment of USD 2 milllion, payable at latest 31st Dec 2012, to be applied pro rata against the balloons of the above mentioned facilities

Reduction of the scheduled repayment instalments as follows:

Repayment	Q1-Q4 2013:	40% of the scheduled repayment instalments
(=4 x USD 1,100,00 for Vessels A plus 4 x USD 380,000 for Vessel B)
	Q1-Q4 2014:	50% of the scheduled repayment instalments
(=1 x USD 1,375,00 and 3 x USD 1,525,000 for Vessels A plus 4 x USD 475,000 Vessel B)
	Q1 2015 onwards:	USD 3,050,000 plus USD 950,000 as per the
original repayment schedules

Reduction of repayment instalments amount to USD 14.73 million (the "Deferred Amounts")

Additional repayments towards deferred repayment instalments from excess cash (cash sweep on a pay-as-you-earn basis), to be tested half-yearly .

Covenants	>	On-charter covenant Vessel B, waived until 31st July 2015:

>
Dividend payment and investment restriction for the existing capital for as long as Deferred Amounts are outstanding and/or until original terms are complied with. For USD 10 million of the new equity contribution investment restriction for as long as Deferred Amounts are outstanding. For the remaining USD 20 million of the new equity contribution investments have to be at least cash-flow neutral for the year following the investment, to be certified within the half-yearly compliance certificates; no dividend payments.

	>	Up to USD 10 million of the new equity contribution to be held in Commerzbank accounts, unpledged, for as long as Deferred Amounts are outstanding, competetive bids assumed.

Undertaking:
Within 2013 Borrowers undertake to bring at least 10 vessels not owned by Star Bulk under the management of the manager. Failure of which, a prepayment of USD 3 Million to be applied against the rescheduled instalment amounts will be due or the remaining rescheduled/reduced instalments will be increased by that amount.

Asset cover:	>	Minimum Asset Cover Ratio to be at all times
		- Full year 2013:	80%
		- 1Q14-2Q14	85%
		- 3Q14-4Q14	90%
		- 1Q15 to 2Q15:	110%
		- Thereafter:	135%

Covenant compliance to be evidenced by provision of a half-yearly Compliance Certificate.

Financial Covenants:	>	Market value adjusted Equity ration :	min. 15% during 2013-2014
	>	Liquid Fund / per Fleet Vessel :	USD 500,000 during 2013-2014
	>	Pledged min. liquidity / vessel B:	USD 750,000 during 2013-2014
	>	EBITDA / interest payment:	min. 1,5 during 2013-2014

Equal treatment	No favorable treatment of banks -

Conditions	net -

Margin:	3.00% p.a. for both facilities for as long as Deferred Amounts are outstanding and/ or until original terms are complied with.
1.75% p.a. for vessels A and 2.60% p.a. for vessel B thereafter

Upfront Fee:
0.40% on the currently outstanding loan, due and payable in one amount or in portions (0.1% upon signing of the commitment letter; 0.3% per following quarter). Upfront fee shall in any case be due and payable, and not be subject to the success of the Equity Contribution, or any other provisos

Computation:	actual/ 360

CPs, Reps &	Customary Conditions Precedent, Representations & Warranties, and Events of Default, for

Warr., EoD	transactions of this nature

Cost & Expenditure:
The Borrowers/ Guarantor shall reimburse the Lender all usual costs and expenses which are related to this transaction, including but not limited to premiums (if applicable: including insurance tax thereon) for Mortgagees' Interest Insurance (Commerzbank wording, 110%), Add. Perils Insurance (Commerzbank wording, 110%), both taken out by the Lender, all reasonable out of pocket expenses incl. travel expenses, all legal fees and litigation costs, irrespective of whether the Credit Facility is concluded or not.

Taxation:
All payments of principal and interest, or any other payments in relation to the Credit Facility will be made without deduction or withholding for any taxes, royalty payments, duties, assessments or charges of whatsoever nature, present and future. In the event that any such taxes and/or withholdings are imposed in the future, the Borrower / Guarantors shall make such additional payments, as are necessary to cause the Lender to receive net the amount which it would have received had no such taxes been imposed

Law:
All documents in relation to the above sketched transaction (with the exception of the Vessel's mortgage, which shall be governed by the law and jurisdiction of the registry of the mortgaged Vessel, and the Account Pledges, which shall be governed by German law and jurisdiction) to be governed by English law and jurisdiction. The documentation shall be prepared by a law firm appointed by the Agent.

Please be informed that the terms and conditions set out in this Commitment Letter are the most essential ones only. We kindly ask you to confirm your acceptance of our Commitment Letter by returning to us a copy hereof duly signed by authorised signatories of the Borrowers and the Guarantor.

The Commitment will remain open for acceptance until 21st December 2012. Any extension of the acceptance period shall be in our sole discretion.

Yours sincerely,

Commerzbank AG

/s/ Martin Hugger	/s/ Claas Ringleben
Martin Hugger	Claas Ringleben

Accepted and agreed on behalf of the Borrowers

Athens, December 17, 2012	/s/ Georgia Mastagali	President/Secretary	STAR GAMMA LLC
(Place, Date	(Authorised Signatories / Names

Athens, December 17, 2012	/s/ Georgia Mastagali	President/Secretary	STAR THETA LLC
(Place, Date	(Authorised Signatories / Names

Athens, December 17, 2012	/s/ Georgia Mastagali	President/Secretary	STAR ZETA LLC
(Place, Date	(Authorised Signatories / Names

Athens, December 17, 2012	/s/ Georgia Mastagali	President/Secretary	STAR DELTA LLC
(Place, Date	(Authorised Signatories / Names

Athens, December 17, 2012	/s/ Georgia Mastagali	President/Secretary	STAR EPSILON LLC
(Place, Date	(Authorised Signatories / Names

Athens, December 17, 2012	/s/ Georgia Mastagali	President/Secretary	STAR AUORA LLC
(Place, Date	(Authorised Signatories / Names

Accepted and agreed on behalf of the Guranator

Athens, December 17, 2012	/s/ Simos Spyrou	CFO	STAR BULK CARRIERS CORP.
(Place, Date	(Authorised Signatories / Names